Exhibit 99.1

EVOGENE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Interim Statements of Financial Position	F - 2

Consolidated Interim Statements of Profit or Loss	F - 3

Consolidated Interim Statements of Changes in Equity	F - 4 - F - 5

Consolidated Interim Statements of Cash Flows	F - 6- F - 7

Notes to Consolidated Interim Financial Statements	F - 8 - F - 23

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		June 30,	December 31,
		2025	2024
	Note	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$8,329	$15,301
Short-term bank deposits		3,362	10
Trade receivables		1,110	1,091
Other receivables and prepaid expenses	4	680	2,064
Deferred expenses related to issuance of warrants		991	1,304
Assets held for sale	9	12,218	-
Inventories		1,955	1,819

		28,645	21,589
LONG-TERM ASSETS:
Long-term deposits and other receivables		165	12
Investment in an associate		15	82
Deferred expenses related to issuance of warrants		1,392	1,735
Right-of-use-assets		2,350	2,447
Property, plant and equipment, net		1,359	1,804
Intangible assets, net		-	12,195

		5,281	18,275

TOTAL ASSETS		$33,926	$39,864

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$557	$1,228
Employees and payroll accruals		1,773	1,869
Lease liabilities		680	589
Liabilities in respect of government grants	5	470	323
Deferred revenues and other advances		-	360
Warrants and pre-funded warrants liability		1,168	2,876
Convertible SAFE	6	10,026	10,371
Other payables		520	1,079

		15,194	18,695
LONG-TERM LIABILITIES:
Lease liabilities		1,979	1,914
Liabilities in respect of government grants	5	4,279	4,327
Deferred revenues and other advances		99	90
		6,357	6,331

TOTAL LIABILITIES		$21,551	$25,026

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized − 15,000,000 ordinary shares as of June 30, 2025; Issued and outstanding – 8,714,230 shares as of June 30, 2025 and 6,514,589 shares as of December 31, 2024	488	363
Share premium and other capital reserve	277,083	272,257
Accumulated deficit	(281,121)	(274,071)

Deficit attributable to equity holders of the Company	(3,550)	(1,451)

Non-controlling interests	15,925	16,289

TOTAL EQUITY	12,375	14,838

TOTAL LIABILITIES AND EQUITY	$33,926	$39,864

The accompanying notes are an integral part of the consolidated interim financial statements.

Consolidated Interim Statements of Profit or Loss

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
		2025	2024 (*)
	Note	Unaudited

Revenues	3	$3,227	$2,294
Cost of revenues		1,653	646

Gross profit		1,574	1,648

Operating expenses (income):

Research and development, net		4,792	6,499
Sales and marketing		809	1,112
General and administrative		2,262	2,917
Other expenses (income)		(191)	524

Total operating expenses, net		7,672	11,052

Operating loss		(6,098)	(9,404)

Financing income		1,820	591
Financing expenses		(1,088)	(218)

Financing income, net		732	373

Share of loss from equity accounted investment		(66)	(20)

Loss before taxes on income		(5,432)	(9,051)
Taxes on income		1	1
Loss from continuing operations		(5,433)	(9,052)
Loss from discontinued operations, net	9	(2,238)	(778)

Loss		$(7,671)	$(9,830)

Attributable to:
Equity holders of the Company		$(7,050)	$(9,282)
Non-controlling interests		(621)	(548)

		$(7,671)	$(9,830)

Basic and diluted loss per share from continuing operations, attributable to equity holders of the Company		$(0.77)	$(1.69)
Basic and diluted loss per share from discontinued operations, attributable to equity holders of the Company		$(0.24)	$(0.13)

Weighted average number of ordinary shares used in computing basic and diluted loss per share		7,012,031	5,087,029

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2025	$363	$272,257	$(274,071)	$(1,451)	$16,289	$14,838

Loss	-	-	(7,050)	(7,050)	(621)	(7,671)

Issuance of ordinary shares, net of issuance expenses	110	4,173	-	4,283	-	4,283

Exercise of pre-funded warrants	15	374	-	389	-	389

Exercise of subsidiary options	-	75	-	75	(75)	-

Restricted share units (“RSUs”) vested	*)	*)	-	*)	-	*)

Share-based compensation and RSUs	-	204	-	204	332	536

Balance as of June 30, 2025	$488	$277,083	$(281,121)	$(3,550)	$15,925	$12,375

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2024	$286	$269,353	$(257,586)	$12,053	$16,632	$28,685

Loss	-	-	(9,282)	(9,282)	(548)	(9,830)

Issuance of ordinary shares, net of issuance expenses	1	85	-	86	-	86

Forfeiture of non-controlling interests regarding share-based compensation	-	22	-	22	(22)	-

RSUs vested	*)	*)	-	*)	-	*)

Share-based compensation and RSUs	-	188	-	188	811	999

Balance as of June 30, 2024	$287	$269,648	$(266,868)	$3,067	$16,873	$19,940

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024 (*)
	Unaudited
Cash flows from operating activities

Loss from continuing operations	$(5,433)	$(9,052)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization of property, plant and equipment and right-of-use-assets	600	731
Share-based compensation	472	617
Remeasurement of Convertible SAFE	(345)	24
Net financing expenses (income)	156	(364)
Loss (gain) from sale of property, plant and equipment	(194)	524
Amortization of deferred expenses related to issuance of warrants	656	-
Remeasurement of pre-funded warrants and warrants	(1,318)	-
Share of loss of an associate	67	20
Taxes on income	1	1

	95	1,553
Changes in asset and liability items:

Decrease (increase) in trade receivables	(63)	119
Decrease (increase) in other receivables and prepaid expenses	1,369	(627)
Increase in inventories	(601)	(228)
Decrease in trade payables	(369)	(716)
Decrease in employees and payroll accruals	(124)	(120)
Decrease in other payables	(458)	(94)
Decrease in deferred revenues and other advances	(351)	(105)

	(597)	(1,771)

Cash received (paid) during the period for:

Interest received	176	402
Interest paid	(98)	(41)
Taxes paid	(11)	-

Net cash used in continuing operating activities	(5,868)	(8,909)

Net cash used in operating activities of discontinued operations	(1,615)	(656)

Net cash used in operating activities	$(7,483)	$(9,565)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024 (*)
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(123)	$(166)
Proceeds from sale of property, plant and equipment	-	10
Proceeds from finance sub-lease asset	17	-
Withdrawal from (investment in) bank deposits, net	(3,328)	1,024

Net cash provided by (used in) continuing investing activities	(3,434)	868
Net cash used in investing activities of discontinued operations	-	(2,020)
Net cash used in investing activities	$(3,434)	$(1,152)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	$4,283	$86
Repayment of lease liability	(283)	(470)
Repayment of government grants	(122)	(142)

Net cash provided by (used in) continuing financing activities	3,878	(526)

Net cash provided by financing activities of discontinued operations	112	8

Net cash provided by (used in) financing activities	$3,990	$(518)

Exchange rate differences - cash and cash equivalent balances	25	(53)

Decrease in cash and cash equivalents	(6,902)	(11,288)
Cash and cash equivalents, beginning of the period	15,301	20,772
Cash and cash equivalents presented in assets held for sale	(70)	-

Cash and cash equivalents, end of the period	$8,329	$9,484

Significant non-cash activities
Purchase of property, plant and equipment, net	$11	$15
Investment in affiliated Company with corresponding deferred revenues	$-	$120
Exercise of pre-funded warrants	$389	$-
Right-of-use asset recognized with corresponding lease liability	$207	$184
Derecognition of right-of-use asset under a finance lease	$13	$-

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: - GENERAL

a.
Evogene Ltd. (“Evogene” and together with its subsidiaries, the “Company”) was founded on October 10, 1999, as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the Company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

The Company’s ordinary shares have been listed for trading on the Tel Aviv Stock Exchange since 2007, on the New York Stock Exchange from November 2013 until December 2016, and on the Nasdaq Stock Market since December 2016.

Evogene is a leading computational biology and chemistry company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. The main challenge in product development in the life science industry is finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria to reach successful products. The Company believes that by utilizing an advanced computational biology and chemistry platform to identify the most promising candidates addressing multiple development challenges toward successful life-science products, the Company can increase the probability of success while reducing time and cost.

To achieve this mission, the Company  has established three unique technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). The Company uses its technological engines to develop products through subsidiaries and with strategic partners.

b.
The financial results for the six month period ended June 30, 2025 of Lavie Bio Ltd. and the MicroBoost AI for agriculture operations, are presented as a single-line item in consolidated interim statements of profit or loss and included under the line titled - "Loss from discontinued operations, net". This accounting treatment follows the intention to sell the majority of Lavie Bio Ltd.’s activities and the MicroBoost AI for agriculture field as of June 30, 2025. As a result, all prior period amounts were reclassified to conform to this presentation  (see also Note 9).

c.	The Company has a history of losses and incurred operating losses of $6,098 and $9,404 during the six month periods ended June 30, 2025 and 2024, respectively.

As detailed in the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2024, the Company had previously approved a plan to implement cost reduction measures, including cuts in non-essential expenses and headcount and deferral of certain research and development programs, in order to reduce spending on programs and headcount, and thereby address the Company’s liquidity needs over the twelve-month period from the date on which the consolidated financial statements for 2024 were issued. During the first half of 2025, the Company significantly improved its liquidity position primarily through two key transactions: On April 17, 2025, the Company’s board of directors approved an Asset Purchase Agreement with ICL, involving the sale of certain assets, including Lavie Bio Ltd.’s technology platform, development programs, patents, data assets, and Evogene’s MicroBoost AI for agriculture operations. On July 8, 2025, the Company announced the closing of this transaction, for total consideration of approximately $18,714.  As part of the transaction Lavie Bio Ltd. redeemed the SAFE which was made by an ICL affiliate at the amount of $10,000. (see Notes 9 and 10(a)). In addition, during June 2025, the Company raised gross proceeds of approximately $4,415 by issuing ordinary shares under its At-The-Market (ATM) Sales Agreement (see Note 1(j)). As a result of these events, management determined that it was no longer necessary to implement the previously mentioned planned cost reduction measures. The Company continues to monitor its financial position closely and remains committed to maintaining sufficient liquidity to meet its obligations.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: - GENERAL (Cont.)

The Company intends to continue to finance its operating activities by raising capital, seeking collaborations with multinational companies in the industry, and from revenues from selling castor seeds.

The Company's management and board of directors are of the opinion that the Company’s current and expected financial resources will be sufficient to continue the development of the Company's products for the foreseeable future.

d.	The Company principally derives its revenues from collaboration, licensing agreements and castor operation (see Note 3). For revenues from major customers see Note 8d.

e.
The Company has the following direct and indirect subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Casterra Kenya Limited, Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on December 29, 2011 and is currently focusing on the development and sales of improved castor seeds and grains for industrial uses.  On March 13, 2025, Casterra Ag Ltd. incorporated a Kenyan wholly own subsidiary, Casterra Kenya Limited, which is expected to conduct a production, sales and marketing activities in Kenya.

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. From 2015 to 2019, Evogene Inc. was engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

Biomica Ltd. (“Biomica”) was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics.

AgPlenus Ltd. was incorporated on June 10, 2018, with the mission to design effective and sustainable crop protection ag-chemicals products by leveraging predictive biology. On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biological products. In 2019, Lavie Bio Ltd. incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the City Foundry STL Project, in St. Louis, Missouri, United States, and Lavie Tech Inc. Lavie Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. (see Note 9).

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: - GENERAL (Cont.)

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products. During 2024, Canonic Ltd. ceased its activities.

f.
On April 2, 2024, the Company and The Kitchen FoodTech Hub (TKH), the food tech incubator and investment arm of Strauss Group, jointly announced the establishment of Finally Foods Ltd., an AI-driven company specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins. Finally Foods Ltd. will leverage Company’s AI technology to modify plants for efficient protein production. The Company holds approximately 40% of the share capital of Finally Foods Ltd., on a fully diluted basis and accounts for this investment using the equity method. See also Note 10.

g.
On August 6, 2019, Corteva Inc., through its affiliate Pioneer Hi-Bred International, Inc. (“Corteva”) invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. for 27.84% of Lavie Bio Ltd.'s shares. As part of the foregoing transaction, the parties entered a commercial arrangement with respect to the commercialization by Corteva of Lavie Bio Ltd.’s products, mainly in corn and soybean.

In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE agreement (simple agreement for future equity)

On April 21, 2025, the Company announced the acquisition of most of the activities of Lavie Bio Ltd., by Dead Sea Works Ltd., an affiliate of ICL Group Ltd., (“ICL”) for a total consideration of $15,250. In addition, ICL will acquire Evogene’s MicroBoost AI Tech-Engine for the agriculture field for total consideration of $3,464. As part of the transaction Lavie Bio Ltd. will redeem the SAFE which was made by an ICL affiliate. On July 8, 2025 the Company announced the closing of this transaction. (see also Note 9 and Note 10).

On December 21, 2022, Biomica, signed a definitive agreement for a $20,000 financing round, led by Shanghai Healthcare Capital (“SHC”), out of which $10,000 was invested by the Company in Biomica preferred shares. In addition, certain convertible loans in total amount of $10,000 were converted by the Company into Biomica’s ordinary shares. Following the closing of the transaction on April 25, 2023, the Company was diluted to approximately 67% of the share capital of Biomica, on a fully diluted basis, while SHC is holding approximately 20%, on a fully diluted basis.

h.
On July 23, 2024, the Company announced a reverse share split of its issued and outstanding ordinary shares at a ratio of 1-for-10. The reverse split was implemented after the close of trading on July 24, 2024. All share and per share amounts presented below, and that relate to events occurring prior to the reverse share split, have been retroactively adjusted to reflect the impact of the 1-for-10 reverse share split.

i.
On January 14, 2021 and February 19, 2021, the Company entered into Controlled Equity Offering Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company offered and sold, from time to time, its ordinary shares, through the Agent in an ATM offering. Over the course of the years ended December 31, 2021, 2022, 2023 and during January 2024 the Company raised gross proceeds of approximately $2,600, approximately $22, approximately $695 and approximately $3, respectively, under the January Sales Agreement and/or February Sales Agreement, in the aggregate. In March 2024, the Company terminated the ATM offering pursuant to the terms of the Controlled Equity Offering Sales Agreements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: - GENERAL (Cont.)

j.
On March 28, 2024, the Company entered a new At-The-Market Issuance Sales Agreement (the “Sales Agreement”), with Lake Street Capital Markets, LLC as selling agent. In accordance with the terms of the Sales Agreement, from time to time the Company may offer and sell its ordinary shares in an ATM offering having an aggregate offering amount of up to $7,300. On August 26, 2024 the aggregate offering price was reduced to up to $4,500. During May 2024, the Company issued 10,000 ordinary shares pursuant to the Sales Agreement, with a selling price of $8.50 per share, resulting in gross proceeds of approximately $85. During June 2025, the Company issued 1,913,650 ordinary shares pursuant to the Sales Agreement, with a selling price of $2.31 per share, resulting in gross proceeds of approximately $4,415. As of June 30, 2025, the Sales Agreement was fully utilized and the ATM offering with Lake Street was terminated.

k.
On August 23, 2024, Evogene entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with an institutional investor (the “Investor”), pursuant to which Evogene agreed to issue and sell to such Investor in a registered direct offering (i) 265,000 ordinary shares, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,427,308 ordinary shares. The Pre-Funded Warrants have an exercise price of $0.0001 per ordinary share, are immediately exercisable and may be exercised at any time until exercised in full. In a concurrent private placement, the Company also agreed to issue unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares. Each ordinary share (or ordinary share equivalent in lieu thereof) was sold with one Series A ordinary warrant to purchase one ordinary share and one Series B ordinary warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A ordinary warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire five years from issuance. The Series B ordinary warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire eighteen months from issuance. The gross proceeds from the offering were approximately $5,500. From October 1, 2024 to December 31, 2024 a total of 1,146,308 Pre-Funded Warrants were exercised into 1,146,308 ordinary shares of the Company. During March and April 2025 a total of 281,000 Pre-Funded Warrants were exercised into 281,000 ordinary shares of the Company.

l.
The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent company, Evogene, Evogene’s subsidiary - AgPlenus Ltd. and the continued operation of Lavie Bio Ltd. The Human segment consists of Evogene’s subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd. (See also Note 8).

m.
In April 2025, the Trump administration announced a government plan which imposes reciprocal tariffs on the import of goods from numerous countries into the U.S. The overall tariff on the import of goods from Israel to the U.S. is 17%. The tariff applies solely to the import of goods and not to the import of services. The Company currently believes that the tariff of the U.S. on Israeli goods will not have a material impact on the Company’s revenues.

n.
In addition to the risks previously disclosed in our Annual Report for the year ended December 31, 2024, the ongoing military escalation between Israel and Iran has introduced additional geopolitical uncertainty and may adversely affect regional stability, supply chains, and the overall business environment. As of the date of these consolidated interim financial statements, the full impact of this conflict on our operations and financial condition remains uncertain.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements for the six months ended June 30, 2025 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2025.

The accompanying consolidated balance sheet as of June 30, 2025, the consolidated statements of profit or loss, the consolidated statement of changes in shareholders’ equity and the consolidated statements of cash flows for the six months ended June 30, 2025 and 2024 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the SEC regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2025 and December 31, 2024, as well as its results of operations and cash flows for the six months ended June 30, 2025 and 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2024 annual consolidated financial statements.

b.
Assets or disposal group held for sale and discontinued operations:

Assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to a sale plan, there must be a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. Before these assets are classified as available for sale, they are measured in accordance with the Company’s accounting policy. After classification as held for sale, these assets are measured at the lower of their carrying amount and fair value less costs to sell and presented separately in the statement of financial position.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes an impairment loss in respect of an asset or group of assets in accordance with IAS 36 - Impairment of Assets. An impairment loss and subsequent remeasurement gains or losses are recorded in profit or loss. Gains are recognized up to the cumulative amount of the previously recognized impairment loss. No impairment loss was recognized during the six month periods ended June 30, 2025 and 2024.

A discontinued operation is a component of the Company that represents a separate major line of business operation or geographical area of operations that either has been disposed of or is classified as a discontinued operation.

As of June 30, 2025 a total amount of $12,218 was presented as assets held for sale in the consolidated interim statements of financial position.

Loss from discontinued operations, net for the periods ended June 30, 2025 and June 30, 2024 was $2,238 and $778, respectively.

NOTE 3: - REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The following table disaggregates Company’s revenues by timing of revenue recognition:

	Six months ended June 30,
	2025	2024 (*)
	Unaudited

Revenue recognized at a point in time	$2,166	$1,273
Revenue recognized over time	1,061	1,021

	$3,227	$2,294

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

NOTE 4: - OTHER RECEIVABLES AND PREPAID EXPENSES

	June 30, 2025	December 31, 2024
	Unaudited

Government authorities	$184	$342
Grant receivables	24	-
Prepaid expenses	260	308
Supplier's advances	80	1,360
Other	132	54

	$680	$2,064

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: - LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	June 30, 2025	December 31, 2024
	Unaudited

Balance at January 1,	$4,650	$4,814
Grants received	106	177
Royalties paid	(122)	(298)
Amounts recorded in profit or loss	115	(43)

	$4,749	$4,650

The Company received research and development grants from the Israel Innovation Authority (“IIA”) and undertook to pay royalties of 3%-4% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received (including accrued interest). As of June 30, 2025, the Company had received cumulative grants amounting to $9,511 (including accrued interest), of which $4,018 were repaid to date.

NOTE 6: - FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other receivables, long term deposits, trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of the liabilities in respect of government grants is measured using a discount rate that reflects the applicable market rate of interest at the date the grants are received, which approximates the fair value at the respective balance sheet date.

The fair value of lease liability is measured using a discount rate that reflects the Incremental Borrowing Rate (IBR) of interest at the date of the contract.

The fair value measurement of the SAFE agreement is based on the weighted average value of various scenarios regarding Lavie Bio Ltd.’s estimated enterprise value and cash amount considerations at the valuation date. The fair value of the ordinary shares of Lavie Bio Ltd. is measured using the income approach, whereby the expected cash flows generated by Lavie Bio Ltd. are discounted to their present value equivalent using a rate of return that reflects its relative risk, as well as the time value of the money, and is considered to be Level 3 fair value hierarchy.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     SHARE- BASED COMPENSATION

i.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Six months ended June 30,
	2025	2024
	Unaudited

Share-based compensation - Attributable to equity holders of the Company	$204	$188
Share-based compensation - Attributable to non-controlling interests (*)	332	811

	$536	$999

(*) Share-based compensation expenses related to discontinued operations in the total amount of $64 and $382 for the six months period ended June 30, 2025 and 2024, respectively, are included in the Loss from discontinued operations, net in the interim consolidated statements of profit or loss.

Evogene maintains two share option and equity incentive plans: the Evogene Ltd. 2013 Share Option Plan and the Evogene Ltd. 2021 Share Incentive Plan (the “2021 Plan”). All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares which generally expire 10 years from the grant date.

ii.	Evogene share-based payment plan for employees, directors and consultants:

During the six months ended June 30, 2025 and 2024, the board of directors of Evogene approved to grant to its employees, directors and consultants an aggregate of 213,500 and 13,300 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $174 and $41, respectively.

iii.	Evogene share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and changes to the number of outstanding options held by employees, consultants and directors of Evogene under the applicable plans, as of June 30, 2025 and June 30, 2024 and over the course of the periods then ended:

	2025		2024
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	594,088	18.72	397,452	28.8
Granted	213,500	1.7	13,300	7.0
Exercised	-	-	-	-
Forfeited/Expired	(71,986)	45.9	(2,938)	121.1

Outstanding on June 30,	735,602	12.3	407,814	26.5

Exercisable at June 30,	323,683	24.7	314,648	30.7

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     SHARE- BASED COMPENSATION (Cont.)

The fair value of Company share options granted to employees, directors and consultants for the six months ended June 30, 2025 and 2024 was estimated using the binomial model with the following assumptions:

	2025	2024

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	55	54
Risk-free interest rate (%)	4.46	4.21-4.24
Suboptimal factor	1.8-2	1.8-2
Post-vesting forfeiture rate (%)	5-20	5-20

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

iv.	Evogene RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During the six months ended June 30, 2024, the board of directors of the Company approved to grant to the Company’s employees an aggregate of 1,300 RSUs. The fair value of the RSUs granted during the six months ended June 30, 2024, was approximately $13, determined at their grant date according to Evogene’s share price at the time of their grant since the RSUs were granted at a zero exercise price and no dividends were expected to be distributed during their vesting period. No RSUs were granted during the six months ended June 30, 2025.

The following table summarizes the number of RSUs, the weighted average grant date fair value and the changes to the number of outstanding RSUs held by employees, consultants and directors of Evogene under the 2021 Plan as of June 30, 2025 and June 30, 2024 and during the periods then ended:

	2025		2024
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

Outstanding on January 1,	19,806	11.87	41,420	12.4
Granted	-	-	1,300	9.7
Vested	(4,991)	15.7	(7,127)	14.8
Forfeited/Expired	(2,135)	12.0	(112)	7.5

Outstanding on June 30,	12,680	10.4	35,481	11.8

v.
Evogene’s subsidiaries maintain share option and incentive plans with similar terms and conditions. During the six months ended June 30, 2025 and 2024, Evogene’s subsidiaries approved to grant their employees, directors and consultants 16,500 and 138,500 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $46 and $974, respectively.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     SHARE- BASED COMPENSATION (Cont.)

The following table summarizes the number of share options, the weighted average exercise price, and the changes to the number of outstanding options held by employees, consultants and directors of Evogene’s subsidiaries under the subsidiary option plans as of June 30, 2025 and June 30, 2024 and during the periods then ended:

	2025		2024
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	1,718,194	2.06	2,531,134	1.63
Granted	16,500	1.00	138,500	1.46
Exercised	-	-	(5,000)	0.19
Forfeited/Expired	(63,103)	2.65	(748,576)	0.21

Outstanding on June 30,	1,671,591	1.57	1,916,058	2.17

Exercisable at June 30,	1,168,344	1.88	1,037,638	2.01

The fair value of Company's subsidiaries’ share options granted to employees, directors and consultants for the six months ended June 30, 2025 and 2024 was estimated using the binomial model with the following assumptions:

	2025	2024

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	76	79-83
Risk-free interest rate (%)	4.29	3.84-4.79
Suboptimal factor	2.0	1.8-2.0
Post-vesting forfeiture rate (%)	8-10	5-10

vi.	The total compensation cost related to all of the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,
	2025 (*)	2024 (*)
	Unaudited

Cost of revenues	$22	$15
Research and development, net	155	213
Sales and marketing	71	129
General and administrative	224	260

	$472	$617

(*) Compensation cost related to discontinued operations in the total amount of $64 and $382 for the six month periods ended June 30, 2025 and 2024, respectively, is included in the loss from discontinued operations, net in the consolidated interim statements for profit or loss.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: - OPERATING SEGMENTS

a.	General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent company, Evogene, Evogene’s subsidiary AgPlenus Ltd. and the continued operation of Lavie Bio Ltd. The Human segment consists of Evogene’s subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd. The discontinued operations of Evogene’s subsidiary Lavie Bio Ltd. is presented under the line “Loss from discontinued operations, net“ in the consolidated interim statement of profit or loss.

The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Industry segment	-	Develops improved castor bean seeds and grains to serve as a feedstock source for other industrial uses.

Human segment	-	Discovery and development of human microbiome-based therapeutics and cannabis activity.

Unallocated	-	Other corporate expenses and general development of enabling technologies for optimization.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: -     OPERATING SEGMENTS (Cont.)

b.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2025

Revenues	$901	$2,166	$-	$160	$3,227

Operating loss	$(2,378)	$(280)	$(1,972)	$(1,468)	$(6,098)

Net financing income					$732

Share of loss from equity accounted investment					$(66)

Loss before taxes on income					$(5,432)

c.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2024 (*)

Revenues	$1,838	$196	$77	$183	$2,294

Operating loss	$(2,513)	$(1,225)	$(4,000)	$(1,666)	$(9,404)

Net financing income					$373

Share of loss from equity accounted investment					$(20)

Loss before taxes on income					$(9,051)

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: - OPERATING SEGMENTS (Cont.)

d.	Major customers:

Detailed below are revenues from major customers each of which accounts for 10% or more, of total revenues. The revenues from major customers detailed below were recorded in the Agriculture segment:

	Six months ended June 30,
	2025	2024 (*)
	Unaudited

Customer A (shareholder of a subsidiary)	11%	17%
Customer B	63%	-
Customer C	14%	58%

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

e.	Major contracts with customers:

During the six months ended June 30, 2025, the Company did not enter into any collaboration agreements which amount to 10% or more of its total revenues for the period ended June 30, 2025. During the second half of 2023 and during the six months ended June 30, 2024, the Company entered into several collaboration agreements which amount to 10% or more of its total revenues for the six months ended June 30, 2024 and June 30, 2025:

(i)
On February 16, 2024, AgPlenus Ltd. entered into a Licensing and Collaboration Agreement (“the Agreement”) with Bayer AG (“Bayer”) for the development of a new sustainable weed control solution. This agreement grants Bayer an exclusive license for the development and commercialization of products developed within the collaboration. According to the Agreement AgPlenus will be entitled to receive a license payment, ongoing research funding, milestone payments, and royalties based on future product sales, subject to certain conditions as stipulated in the Agreement. Revenues received under the framework of this agreement, during the six month periods ended June 30, 2025 and June 30, 2024, were approximately $440 and $1,330, respectively.

(ii)
In June 2023, Casterra Ag Ltd. signed a framework agreement with a leading oil and gas energy company for the sale of castor varieties at a commercial scale for biofuel production. In June 2024, Casterra Ag Ltd. received an additional purchase order to supply castor seeds to a new African country in 2024. Under the framework of these agreements, during the six month periods ended June 30, 2025 and June 30, 2024, Casterra Ag Ltd. supplied castor seeds in an amount of approximately $2,161 and $195, respectively.

(iii)
In April 2025, Corteva Agriscience LLC, an affiliate of Corteva (that owns 27.84% in Lavie Bio Ltd.) and Lavie Bio Ltd. executed Amendment to the Amended and Restated Preferred Rights and Additional Financing Agreement and Grant of Exclusive Rights to Negotiate (the “Exclusive Rights Letter”), which:

i.	Extends Corteva’s exclusive right utilizing the identified and developed microbial until the earlier of April 1, 2026 or Corteva’s written opt‑out.

ii.	Extends Corteva’s exclusive negotiation period for one of the identified and developed microbial until the earlier of April 1, 2026 or Corteva’s written opt‑out.

iii.	Grants Corteva exclusive rights to negotiate an exclusive commercial license for additional microbials until the earlier of April 1, 2026 or Corteva’s written opt‑out.

iv.
Provides that if no commercial license is executed by the end of the applicable negotiation period, Corteva’s rights lapse and Lavie Bio Ltd. has no further obligations regarding the relevant microbial.

During the six month period ended June 30, 2025, Lavie Bio Ltd. recognized $350 in revenue related to the Amendment and Exclusive Rights Letter.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: - OPERATING SEGMENTS (Cont.)

f.	Geographical information:

i.	Revenues based on the location of the customers, are as follows:

	Six months ended June 30,
	2025	2024(*)
	Unaudited

United States	11%	19%
Europe	18%	61%
Israel	8%	14%
Africa	63%	6%

	100%	100%

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

ii.
The carrying amounts of non-current assets (property, plant and equipment property and intangible assets) in Evogene’s country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	June 30, 2025	December 31, 2024
	Unaudited	Audited

United States	-	74%
Israel	100%	26%

	100%	100%

NOTE 9: - ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

a.
On April 17, 2025, the Company's board of directors approved the execution of an Asset Purchase Agreement between the Company, Lavie Bio Ltd., Taxon Biosciences Inc., and Dead Sea Works Ltd. (“purchase agreement”). As part of the purchase agreement, it was also decided to sell the MicroBoost AI for Agriculture operations. On July 8, 2025, after period-end, the Company announced the closing of the transaction, for a cash consideration of approximately $18,714.

b.
Key assets to be transferred to ICL include Lavie Bio Ltd.’s technology platform, development programs, patents, data assets, know-how, fixed assets and Evogene’s MicroBoost AI for agriculture operations. Lavie Bio Ltd.'s existing agreements with its current partners will not be transferred to ICL and may generate future revenue for Lavie Bio Ltd. In addition, ICL shall be entitled to receive 20% of amounts to be received by Lavie Bio Ltd. under certain conditions, as stipulated in the purchase agreement. Please refer to Note 10 for further information.

c.
According to the terms of the SAFE, agreed between Lavie Bio Ltd. and ICL affiliated company, the transaction with ICL constituted a Liquidity Event (as such term is defined therein). On April 17, 2025 and concurrently with their execution of the purchase agreement, the parties amended the terms of the SAFE such that the Liquidity Event will not result in the conversion of the SAFE into shares of Lavie Bio Ltd., but rather Lavie Bio Ltd. will pay ICL a portion of the proceeds equal to the amount it invested under the SAFE - $10,000. The amendment did not result in a material change in the fair value of the SAFE.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: - ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Cont.)

Prior to the classification of certain assets of Lavie Bio Ltd’s as assets held for sale, the recoverable amount of certain assets was estimated and no impairment loss was identified. As of June 30, 2025, no other impairment losses were recorded in respect of the assets held for sale.

As of June 30, 2025, the following assets were classified as held for sale:

June 30, 2025

Assets classified as held for sale:

Cash and cash equivalents	70
Inventories	325
Property, plant and equipment, net	110
Intangible assets	11,713

Assets held for sale	12,218

Liabilities classified as held for sale:

Liabilities attributed to assets held for sale	-

Net assets held for sale	12,218

The following data represents the operating results attributed to the discontinued operation:

	June 30,
	2025	2024

Revenues	143	2,810
Cost of sales	123	201

Gross profit	20	2,609
Research and development, Selling, general and administrative expenses	2,244	3,369

Operating loss	(2,224)	(760)
Finance expenses, net	(14)	(18)

Loss before taxes on income	(2,238)	(778)
Taxes on income	-	-

Loss after taxes on income	(2,238)	(778)

Loss from discontinued operations, net	(2,238)	(778)

Attributable to:
Equity holders of the Company	(1,650)	(645)
Non-controlling interests	(588)	(133)

	(2,238)	(778)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: -   SUBSEQUENT EVENTS

1.
On April 21, 2025, the Company announced the acquisition of most of the activity of Lavie Bio Ltd., by Dead Sea Works Ltd., an affiliate of ICL, for an aggregate consideration of $15,250. In addition, ICL agreed to acquire Evogene’s MicroBoost AI Tech-Engine for the agriculture field for approximately $3,464. As part of the transaction Lavie Bio Ltd. will redeem the SAFE which was made by an ICL affiliate at the amount of $10,000. On July 8, 2025 the Company announced the closing of this transaction.

2.
On July 30, 2025 Finally Foods Ltd. announced the completion of a $1.2 million funding round led by The Central Bottling Company (Coca-Cola Israel), with participation from the Israel Innovation Authority. In addition, a commercial agreement was signed between the companies. As a result, the Company’s holdings in Finally Foods Ltd.’s share capital reduced to approximately 31.76%  of a fully diluted basis.